UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

GOLD STANDARD VENTURES CORP.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

380738104
(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
15,657,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
15,657,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,657,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.8%
14.	Type of Reporting Person

CO
2

CUSIP No. 380738104

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
15,657,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
15,657,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,657,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.8%
14.	Type of Reporting Person

IN
3

CUSIP No. 380738104

1.	Names of Reporting Persons.
NANCY FRIEDBERG FAMILY TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
33,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
33,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

33,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.03%
14.	Type of Reporting Person

OO

4

The Statement on Schedule 13D filed on January 3, 2012 by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust (the “Friedberg Trust” and, collectively with FCMI and Mr. Friedberg, the “Filing Persons”), as amended by Amendment No. 1 dated June 12, 2012 and filed June 13, 2012 and Amendment No. 2 dated and filed June 27, 2012 (as so amended, the “Statement”), relating to the common stock, no par value per share (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), is hereby further amended with respect to the matters set forth below in this Amendment No. 3. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement. Except as provided herein, this Amendment does not modify any of the information previously reported on the Statement.

Item 2.	Identity and Background

The information set forth in Item 2 of the Schedule 13D with respect to the officers and directors of FCMI is hereby amended and restated in its entirety as follows:

The sole directors of FCMI are Mr. Friedberg and Mr. Dan Scheiner, and the sole officers of FCMI are Mr. Friedberg, President, and Mr. Scheiner, Vice President. Information regarding Mr. Friedberg is set forth in the Schedule 13D as originally filed. Mr. Scheiner is a Canadian citizen. His principal occupation is as counsel to Friedberg Mercantile Group (“FMC”), a Canadian broker-dealer and part of the Friedberg group of companies. FMG’s principal business office is at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

The purchase price for the 1,944,444 Units of the Issuer’s securities, each Unit consisting of one share of the Issuer’s Common Stock and one-half of a common stock purchase warrant (the “Units”) purchased by FCMI in the Issuer’s private placement and reported in this Amendment No. 3 was CDN$0.72 per Unit, for a total purchase price of CDN$1,399,999.68. FCMI acquired the funds utilized to purchase such Units from its working capital, including funds received as intercompany loans and advances from its wholly-owned subsidiary, FCMI Financial Corporation.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

FCMI purchased the 1,944,444 Units for investment and to provide financing, together with other investors in the Issuer’s private placement, for the Issuer’s Pinion Acquisition described in the Issuer’s press release filed with its Form 6-K Report on January 29, 2014.

FCMI purchased the Units pursuant to a Subscription Agreement between FCMI and the Issuer (the “2014 Subscription Agreement”), dated as of March 4, 2014 (the “Closing Date”). The 2014 Subscription Agreement contains, among other provisions, certain representations and warranties by the parties customarily included in agreements of this type, including representations and warranties by FCMI as to its non-U.S. status made to support the Issuer’s offer and sale of the Units to FCMI without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), as well as representations and warranties with respect to its status as an “accredited investor” under Canadian securities laws. The Issuer made certain representations and warranties with respect to, among other matters, its business, the accuracy of and absence of any misrepresentations in the reports and other documents that the Issuer has filed with the certain Canadian provincial securities commissions, the TSX Venture Exchange, the U.S. Securities and Exchange Commission and The New York Stock Exchange, and the fair representation in all material respects of the Issuer’s financial condition and results of operations in the financial statements included in the foregoing filings. FCMI also acknowledged its understanding of and agreement to comply with resale restrictions on the Units and the shares and warrants comprising the Units under the 1933 Act and applicable Canadian securities laws. The 2014 Subscription Agreement also provides that the purchasers, including FCMI, will have the benefit of the representations and warranties made by the Issuer in the Agency Agreement between the Issuer and the placement agents for the Issuer’s private placement.

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Each Unit purchased by FCMI in the private placement includes one-half a stock purchase warrant (the “Warrants”). The Warrants were issued in uncertificated form pursuant to a Warrant Indenture between the Issuer and Computershare Trust Company of Canada, as Warrant Agent. Each whole Warrant is exercisable to acquire one share of Common stock (the “Warrant Shares”) at an initial exercise price of CDN$1.00 per Warrant Share. The Warrants do not provide for “cashless exercise.” The Warrants are exercisable at any time from the Closing Date of the private placement until 4:30 p.m. (Pacific time) on the earlier of (i) 24 months following the Closing Date and (ii) the 30th day following notice from the Issuer that the closing price of the Issuer’s Common Stock on the TSX Venture Exchange was equal to or exceeded CDN$1.35 for a period of 15 consecutive trading days (an “Acceleration Event”). Upon occurrence of an Acceleration Event and delivery of such notice (which is at the option of the Issuer), the expiration date of the Warrants will be accelerated to the date that is 30 days following the Issuer’s notice. The number of Warrant Shares issuable and the Warrant exercise price are subject to adjustment in certain events, including the subdivision, consolidation, change or reclassification of the Common Stock, the issuance of Common Stock by way of stock dividends other than dividends paid in the ordinary course, and the distribution to all or substantially all holders of Common Stock of rights entitling them to subscribe for or purchase Common Stock. Shares of Common Stock issued upon exercise of the Warrants are not entitled to any cash or stock dividends or any other distributions paid by the Issuer, or declared by the Issuer but unpaid, prior to the time of exercise. The Warrants are separately transferable from the Common Stock included in the Units, subject to compliance with applicable securities laws.

As part of the Filing Persons’ continuing evaluation of, and preservation of the value of, their investment in the securities of the Issuer, the Filing Persons may engage in discussions with and submit inquiries to and may respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Filing Persons’ investment in the Issuer’s securities, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Issuer’s Board of Directors, the market price of the Common Stock, other investment opportunities available to the Filing Persons, conditions in the securities markets and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Stock of the Issuer, dispose of some or all of their Common Stock of the Issuer (subject to applicable securities laws and FCMI’ s undertaking to comply with such laws in the 2014 Subscription Agreement), or cause affiliates to dispose of some or all of their Common Stock of the Issuer, and/or continue to hold the Common Stock of the Issuer.

Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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The foregoing descriptions of the 2014 Subscription Agreement, the Warrants and the Warrant Indenture in this Item 4 are qualified in their entirety by reference to the full text of said agreements, which constitute exhibits to this Schedule 13D and have been filed with the United States Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

On the date of this Schedule 13D (Amendment No. 3), the Filing Persons are the beneficial owners of a total of 15,690,966 shares of Common Stock, representing approximately 13.8% of the Issuer’s outstanding Common Stock. Such beneficial ownership percentage has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 as a percentage of 113,717,335 shares outstanding, consisting of 91,756,618 shares outstanding as of January 31, 2014, as represented to by the Issuer in the 2014 Subscription Agreement, plus (i) 15,488,495 shares issued in the private placement, (ii) 972,222 Warrant Shares issuable upon exercise of the Warrants owned by FCMI, and (iii) 5,500,000 shares of Common Stock deliverable by the Issuer in partial payment of the purchase price for the Pinion Acquisition, as described in the Issuer’s press release issued on March 5, 2014 (the “March 5 Release”). The number of shares and the percentage of Common Stock beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially	Percentage Owned Beneficially

FCMI	15,657,966	13.8%[1]	15,657,966	13.8%[1]
Albert Friedberg	-0-	0.0%	15,657,966[2]	13.8%[1,2]
Friedberg Trust	33,000	0.03%	33,000	0.03%

[1]	Shares outstanding used to calculate FCMI’s and Mr. Friedberg’s percentage beneficial ownership includes 5,500,000 shares of the Issuer’s Common Stock deliverable as partial consideration for the Pinion Acquisition, as described above. Such calculation excludes 1,250,000 shares potentially issuable as additional consideration, as described in the March 5 Release.

[2]	Mr. Friedberg may be deemed the beneficial owner of the shares owned by FCMI. He disclaims beneficial ownership of the shares beneficially owned by the Friedberg Trust.

All shares reported as beneficially owned by FCMI and the Friedberg Trust are presently outstanding, other than the Warrant Shares. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock owned by FCMI. Except for such beneficial ownership by Mr. Friedberg, none of the directors or officers of FCMI beneficially own any Common Stock.

Mrs. Friedberg, as sole Trustee of the Friedberg Trust, may be deemed the beneficial owner of the Common Stock held by the Friedberg Trust. Except for such beneficial ownership in her capacity as sole trustee of the Friedberg Trust, Mrs. Friedberg does not beneficially own any Common stock.

7

On March 4, 2014, FCMI purchased 1,944,444 Units from the Issuer in the Issuer’s private placement, at a purchase price of CDN$0.72 per Unit, for a total purchase price of CDN$1.399,999.68. Each Unit consists of one share of the Issuer’s Common Stock and one-half of a stock purchase warrant. Except for such purchase, none of the filing persons and none of the officers and directors of FCMI has effected any transactions in the Common Stock in the 60 days preceding the filing of this Amendment No. 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

For descriptions of the 2014 Subscription Agreement, the Warrants and the Warrant Indenture, see Item 4 above. Subject to the last paragraph of Item 4 of this Schedule 13D (Amendment No. 3), such descriptions are incorporated herein by reference in their entirety in response to this Item 6. Except for the 2014 Subscription Agreement and the Warrants, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) presently in effect among the Filing Persons or between any of the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. FCMI’s rights to participate pro rata in equity financings undertaken by the Issuer and to designate a member of the Issuer’s Board of Directors pursuant to the Subscription Agreement dated March 1, 2011 between FCMI and the Issuer expired in March 2013.

Item 7.	Material to be Filed as Exhibits

Exhibit	Agreement

99.5	Subscription Agreement dated March 4, 2014, between FCMI Parent Co. and Gold Standard Ventures Corp. (filed herewith).

99.6	Warrant Indenture dated March 4, 2014 between Gold Standard Ventures Corp. and Computershare Trust Company of Canada as Warrant Agent (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed by the Issuer on March 6, 2014).
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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2014

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG FAMILY TRUST

By:	/s/ Nancy Friedberg
Name: Nancy Friedberg
Title: Trustee